UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Mueller Water Products, Inc.
(Name of Issuer)

Series A Common Stock, par value $0.01
(Title of Class of Securities)

624758108
(CUSIP Number)

March 7, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                  [   ]   Rule 13d-1(b)
                  [X]   Rule 13d-1(c)
                  [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 624758108

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Mount Kellett Capital Management LP

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned
by Each Reporting Person With	(5) Sole Voting Power:	8,151,207*
	(6) Shared Voting Power:	0
	(7) Sole Dispositive Power:	8,151,207*
	(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 8,151,207*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

(11) Percent of Class Represented by Amount in Row (9): 5.2%*

(12) Type of Reporting Person (See Instructions): IA

*As of March 19, 2012 (the “Reporting Date”), one or more funds and managed accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), held an aggregate of 8,151,207 shares of Series A common stock, par value $0.01 (the “Series A Common Stock”), of Mueller Water Products, Inc., a Delaware corporation (the “Company”).  The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and direct the disposition of all securities of the Company held by the Funds.  Accordingly, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own 8,151,207 shares of Series A Common Stock, or 5.2% of the shares of Series A Common Stock deemed issued and outstanding as of the Reporting Date.

Item 1(a) Name Of Issuer: Mueller Water Products, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

1200 Abernathy Road, N.E.
Suite 1200
Atlanta, GA 30328

Item 2(a) Name of Person Filing:

Mount Kellett Capital Management LP

Item 2(b) Address of Principal Business Office or, if None, Residence:

623 Fifth Avenue
18th Floor
New York, New York 10022

Item 2(c) Citizenship:

State of Delaware

Item 2(d) Title of Class of Securities: Series A Common Stock, par value $0.01

Item 2(e) CUSIP No.: 624758108

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned:	8,151,207*

(b) Percent of Class:	5.2%*

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:	8,151,207*

(ii) shared power to vote or to direct the vote:	0

(iii) sole power to dispose or to direct the disposition of:	8,151,207*

(iv) shared power to dispose or to direct the disposition of:	0
_____________
*As of March 19, 2012 (the “Reporting Date”), one or more funds and managed accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), held an aggregate of 8,151,207 shares of Series A common stock, par value $0.01 (the “Series A Common Stock”), of Mueller Water Products, Inc., a Delaware corporation (the “Company”).  The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and direct the disposition of all securities of the Company held by the Funds.  Accordingly, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own 8,151,207 shares of Series A Common Stock, or 5.2% of the shares of Series A Common Stock deemed issued and outstanding as of the Reporting Date.

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person

                            Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                            Not Applicable.

Item 8.    Identification and Classification of Members of the Group

                            Not Applicable.

Item 9.    Notice of Dissolution of Group

                            Not Applicable.

Item 10.   Certification

                            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2012

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Chief Operating Officer

   Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)